Exhibit 99.1

RIO ALTO MINING LIMITED

Annual General and Special Meeting of Shareholders
of
Rio Alto Mining Limited (the "Corporation")

Held on May 31, 2013

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

Other than matters 1 and 3, which were put to a vote by a show of hands, the following matters were voted by ballot at the Annual and Special Meeting of Shareholders of the Corporation:

		Results of Vote	Votes by Ballot

			Votes For	Votes Withheld

1 .	Fixing the number of directors of the Corporation at eight (8).	Approved

2 .	The election of the following director nominees of the Corporation for the ensuing year or until their successors are elected or appointed:

	Klaus Zeitler	Elected	83.10% (86,135,108)	16.90% (17,413,526)

	Alexander Black	Elected	99.90% (103,545,604)	0.10% (3,030)

	Anthony Hawkshaw	Elected	83.46% (86,420,384)	16.54% (17,128,250)

	Victor Gobitz	Elected	98.20% (101,685,145)	1.80% (1,863,489)

	Ram Ramachandran	Elected	99.78% (103,326,163)	0.22% (222,471)

	Drago Kisic	Elected	99.79% (103,326,663)	0.21% (221,971)

	Roger Norwich	Elected	84.99% (88,005,132)	15.01% (15,543,502)

	Sidney Robinson	Elected	99.73% (103,268,893)	0.27% (279,741)

3 .	The reappointment of Grant Thornton, LLP as auditor of the Corporation.	Approved

4 .	Approval and Re-Confirmation of Shareholders Rights Plan	Approved	63.79% (66,048,654)	36.21% (37,499,980)